Exhibit 12

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars)

	2003	2002	2001	2000	1999
Earnings:
Income (loss) from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less interest capitalized	$1,326	$(248)	$(316)	$4,702	$2,205

Fixed charges:
Total interest on loans (expensed and capitalized)	$41	$60	$74	$98	$84
Interest attributable to rental and lease expense	25	26	33	32	30

Fixed charges	$66	$86	$107	$130	$114

Ratio of earnings to fixed charges	20.1	*	*	36.2	19.3

*	Ratio is not meaningful. Coverage deficiency was $334 million in 2002 and $423 million in year 2001.